Exhibit 99.5

PRESS RELEASE

The Energy Regulatory Commission proposes a new tariff

for third-party access to the natural gas transmission system for the period 2009/2012

Paris, July 28, 2008 - The Energy Ministry today announced the new tariff proposed by the Energy Regulatory Commission (“CRE”) for access to the natural gas transmission system (“ATRT 4”) to be introduced on January 1, 2009.

The main points in this proposal are:

•	Transmission tariff set for a 4-year period from January 1, 2009 to December 31, 2012

•	A 6% increase in average transmission tariff from January 1, 2009

•	Annual review of OPEX from April 1, 2010 adjusted to 1.1% above inflation (French consumer price index excluding tobacco)

•	No change in the method of calculating the regulated asset base (forecast €5,934 million at January 1, 2009) and rate of return on assets maintained at 7.25% (real rate before tax)

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Bonus of 300 base points during a 10-year period for capital expenditure that creates additional capacity on the main transmission system. This bonus scheme replaces the current two-bonus rate system of 125 base points with no time limit and, respectively, of 425 base points over a 5 or 10-year period (assessed by the CRE on a case-by-case basis). The decisions already made on the bonus allocations under the current incentive scheme are maintained.

•	Rate of return on fixed assets under construction reduced from 7.25% to 4.6%

•	Annual update for subscriptions from April 1, 2010

•	Simplification of the tariff structure by reduction from 4 balancing zones to 2 balancing zones (North zone and South zone)

•	Extension of the Compte de Régularisation des Charges et Produits (“CRCP” or “Income and Expense Equalization Account”) to cover:

¡	investment variance (differences between actual and forecast investment will be fully offset);

¡	cost variance on energy purchase (except balancing) and CO2 emissions (80% of variance will be offset);

¡	cost variance arising from the inter-operator agreement between GRTgaz and TIGF (differences will be fully offset);

¡

variance in subscription revenues (differences in exit subscriptions on the main system and on the feeder system will be fully offset; 50% of differences in entry subscriptions on the main system will be offset up to a maximum of 10% of forecast revenues; above this threshold, differences will be fully offset);

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¡	variance in revenues from connecting combined-cycle power plants (differences will be fully offset);

¡	penalties and bonuses associated with quality of service.

•	Reconciliation of the income and expense equalization account on April 1, 2011, then under the next transmission tariff

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For information, the balance of the income and expense equalization account for the current tariff period (2007-2008) is €72.5 million (to the advantage of the market). This amount will be balanced over the next tariff period by reducing the annual charges for collection by €23.1 million.

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After the period 2009/2012, 50% of any productivity gains above the productivity target included in the tariff will be retained by GRTgaz, the balance being returned to users of GRTgaz’s transmission system over the next tariff period.

This proposal has been submitted by the CRE for approval by the Government, which has begun consultations with stakeholders. GDF SUEZ and GRTgaz will both submit their views in the Government consultation process.

The Government will make its ruling by September 18, 2008.

GDFSUEZ Press Contact:	GRTgaz Press Contact:	Investor Relations Contact:
Press Department	Christophe Feuillet	Tel: +33 (0)1 47 54 77 25
Tel: +33 (0) 1 47 54 24 35	Tel: +33 (0)1 47 54 23 68	+33 (0)1 40 06 64 89
press@gdfsuez.com	christophe.feuillet@grtgaz.com	IR@gdfsuez.com

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